UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : October 30, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Notice of Offering of Preferred Shares

Tokyo, October 30, 2008—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (hereinafter referred to as the “Bank”) (President Katsunori Nagayasu) hereby announces that the offering of the preferred shares (hereinafter referred to as the “Preferred Shares”) by way of a third-party allotment was resolved at the Board of Directors held today as set forth below.

PARTICULARS

1.	Description of Shares to be Offered

The Bank of Tokyo-Mitsubishi UFJ, Ltd. First Series Class 7 Preferred Shares (hereinafter referred to as the “Preferred Shares”)

2.	Number of Shares to be Offered

One hundred fifty-six million (156,000,000) shares

3.	Amount to be Paid for Shares to be Offered

Two thousand five hundred (2,500) yen per share

4.	Aggregate Amount to be Paid

Three hundred ninety billion (390,000,000,000) yen

5.	Application Date

November 17, 2008

6.	Payment Date

November 18, 2008

7.	Method of Offering

All shares shall be allotted to Mitsubishi UFJ Financial Group, Inc. by way of a third party allotment.

Note: This notice is published solely for the purpose of disclosing to the public information regarding the Bank’s offering of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and the Bank has no intention of offering or selling these securities in the United States.

8.	Preferred Dividends

(1)	The Bank shall distribute, one hundred fifteen (115) yen per Preferred Share, cash dividends from surplus on Preferred Shares (hereinafter referred to as the “Preferred Dividends”) (provided, however, that the Preferred Dividends, the record date of which is March 31, 2009, shall be forty-three (43) yen per share) to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or registered share pledgees who hold pledges over the Preferred Shares (hereinafter referred to as the “Registered Preferred Share Pledgees”), whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year, with priority over the holders of Ordinary Shares (hereinafter referred to as the “Ordinary Shareholders”) or registered share pledgees who hold pledges over Ordinary Shares (hereinafter referred to as the “Registered Ordinary Share Pledgees”); provided, however, that in the event that the Preferred Interim Dividends provided for in Section 9 hereof have been paid in the relevant business year, the amount so paid shall be deducted accordingly from the amount of the relevant Preferred Dividends.

(2)	If the aggregate amount paid to the Preferred Shareholder or the Registered Preferred Share Pledgee as cash dividends from surplus in any particular business year is less than the prescribed amount of the relevant Preferred Dividends, the unpaid amount shall not be carried over to nor cumulated in subsequent business years.

(3)	The Bank shall not distribute any dividends from surplus to the Preferred Shareholder or the Registered Preferred Share Pledgee in excess of the prescribed amount of the relevant Preferred Dividends except for the distribution from surplus in the process of the corporate split (kyushu-bunkatsu) pursuant to Article 758, Item 8 (b) or Article 760, Item 7 (b) of the Corporation Act, or the distribution from surplus in the process of the corporate split (shinsetsu-bunkatsu) pursuant to Article 763, Item 12 (b) or Article 765, Paragraph 1, Item 8 (b) of the said act.

9.	Preferred Interim Dividends

In the event of payment of Interim Dividends provided for in Article 43 of the Articles of Incorporation of the Bank, the Bank shall make, fifty-seven and fifty hundredths (57.50) yen per Preferred Share, a cash distribution from surplus (hereinafter referred to as the “Preferred Interim Dividends”) to the Preferred Shareholders or the Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or the Registered Ordinary Share Pledgees.

10.	Distribution of Residual Assets

(1)	If the Bank distributes its residual assets in cash upon liquidation, the Bank shall paytwo thousand five hundred (2,500) yen per Preferred Share to the Preferred Shareholders or the Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or the Registered Ordinary Share Pledgees.

(2)	The Bank shall not make a distribution of residual assets other than as provided for in the preceding Section 10 (1) to the Preferred Shareholders or the Registered Preferred Share Pledgees.

11.	Voting Rights

Unless otherwise provided for by laws or regulations, the Preferred Shareholders shall not have voting rights at any general meeting of shareholders; provided, however, that the Preferred Shareholders shall have voting rights from (i) the commencement of an ordinary general meeting of shareholders in the event that no proposal for declaration of the Preferred Dividends to be paid to the Preferred Shareholders is submitted to such ordinary general meeting of shareholders or (ii) the close of an ordinary general meeting of shareholders in the event that such proposal is rejected at such ordinary general meeting of shareholders, until, in either case, a proposal for declaration of the Preferred Dividends to be paid to the Preferred Shareholders is approved at an ordinary general meeting of shareholders.

Note: This notice is published solely for the purpose of disclosing to the public information regarding the Bank’s offering of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and the Bank has no intention of offering or selling these securities in the United States.

12.	Consolidation or Split of Preferred Shares and Rights to Be Allotted Shares, etc.

(1)	Unless otherwise provided for by laws or regulations, the Bank shall not consolidate or split any Preferred Shares.

(2)	The Bank shall not grant the Preferred Shareholders any rights to be allotted shares or stock acquisition rights.

(3)	The Bank shall not grant the Preferred Shareholders any rights for the free allotment of shares or stock acquisition rights.

13.	Provisions for Acquisition of the Preferred Shares

(1)	In respect of the Preferred Shares, the Bank may, after issuance of the Preferred Shares and from (and including) April 1, 2014, acquire the Preferred Shares, in whole or in part, in exchange for the amount of two thousand and five hundred (2,500) yen per one (1) Preferred Share, on a certain date as separately determined by the Bank by a resolution of the Board of Directors after the issuance of the Preferred Shares.

(2)	Partial acquisition shall be effected pro rata or in lot.

14.	Order of Priority

The Preferred Shares shall rank pari passu in the order of priority of the classes of preferred shares issued by the Bank in respect of the payment of the Preferred Dividends, the Preferred Interim Dividends and the distribution of residual assets.

15.	Prescription Period

The provisions set forth in Article 44 of the Articles of Incorporation of the Bank shall apply mutatis mutandis to the payment of the Preferred Dividends and the Preferred Interim Dividends.

16.	Determination of Details

Within the conditions described above, determination of any and all other matters and execution of the procedures required for the offering of the Preferred Shares shall be conducted by the representative directors or the person designated by any of the representative directors.

17.	Others

Each of the above sections shall be applicable on condition that the amendment of the Articles of Incorporation necessary for the offering of the Preferred Shares has been approved in the general meeting of shareholders of the Bank and general meeting of class shareholders.

Note: This notice is published solely for the purpose of disclosing to the public information regarding the Bank’s offering of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and the Bank has no intention of offering or selling these securities in the United States.

<For reference>

1.	Changes in the aggregate number of issued shares caused by this offering of the Preferred Shares

(1)	The aggregate number of issued shares as of the present date

(as of September 30, 2008, the mark * represents treasury shares.)

Common Stock		10,301,857,122 shares
First Series Class 2 Preferred Shares		100,000,000 shares
First Series Class 3 Preferred Shares	*	27,000,000 shares
First Series Class 4 Preferred Shares	*	79,700,000 shares
First Series Class 5 Preferred Shares	*	150,000 000 shares
First Series Class 6 Preferred Shares		1,000,000 shares
Total		10,659,557,122 shares

(2)	The First Series Class 3 and the First Series Class 5 Preferred Shares have been changed to the First Series Class 7 Preferred Shares subject to the approval of the amendment of the Articles of Incorporation.

(3)	The aggregate number of issued shares at the time of the offering

(Expected, the mark * represents treasury shares.)

Common Stock		10,301,857,122 shares
First Series Class 2 Preferred Shares		100,000,000 shares
First Series Class 4 Preferred Shares	*	79,700,000 shares
First Series Class 6 Preferred Shares		1,000,000 shares
First Series Class 7 Preferred Shares	*	177,000,000 shares
Total		10,659,557,122 shares

(4)	156,000,000 shares out of First Series Class 7 Preferred Shares shall be allotted to the Mitsubishi UFJ Financial Group, Inc.

(Expected, aggregate number of issued shares shall remain unchanged.)

2.	Reason of capital reinforcement and use of proceeds

(1)	Reason of capital reinforcement

To aim for enhanced stabilization of its financial base and further corporate growth.

(2)	Use of proceeds

Proceeds are expected to be provided to the current working capital.

(3)	Expected impact on business results

The Bank believes that this deal will increase the growth and profitability of the Bank.

Note: This notice is published solely for the purpose of disclosing to the public information regarding the Bank’s offering of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and the Bank has no intention of offering or selling these securities in the United States.